3-18-2002

02019440

TC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52277

RECEIVED MAR 06 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

271 NORTH AVE, SUITE 1103
(No. and Street)

NEW ROCHELLE, NY 10801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTIAN NIGOHOSSIAN, PRESIDENT 516-576-0060
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL BACHRACH, CPA
(Name — *if individual, state last, first, middle name*)

60 CHESTNUT AVE PARK RIDGE NJ 07656
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, CHRISTIAN NIGOHOSSIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT SECURITIES CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

County of Nassau, State of New York
Subscribed and sworn before me on this
26th day of February 2002

Signature

PRESIDENT

Title

Kerry-Ann Grillo

Notary Public

KERRY-ANN GRILLO
NOTARY PUBLIC, State of New York
No. 01GR6006525
Qualified in Nassau County
~~Commission~~ Expires May 4, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). (OPERATIONS)
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JB ACCOUNTING

JOEL BACHRACH, CPA
60 Chestnut Avenue
Park Ridge, New Jersey 07656

tel 201-307-1215
fax 201-307-1261
joelbach@aol.com

Independent Auditor's Report

To the Board of Directors and Stockholders
GIT Securities Corporation
271 North Avenue,Suite 1103, New Rochelle, NY 10801

We have audited the accompanying statement of financial position of GIT Securities Corporation as of December 31, 2001 and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GIT Securities Corporation as of December 31, 2001 and 2000 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Joel Bachrach, CPA
February 11, 2002

GIT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash	$454	
Receivables from broker dealers	132,200	
Clearing deposits	75,293	
Receivables from holding company	80,000	
Total current assets		287,947
Furniture, fixtures and equipment, net of accumulated depreciation of $1,263		17,882
Total assets		$305,829

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$65,299	
Accrued expenses	7,000	
Total liabilities		72,299
Stockholders' equity:		
Common stock	10	
Additional paid in capital	234,774	
Retained earnings(deficit)	(1,254)	
Total stockholders' equity		233,530
Total liabilities and stockholders' equity		$305,829

See accompanying auditor's report and notes to financial statements.

GIT SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE

Commissions		$384,727

EXPENSES

Commissions and clearing charges	$240,284	
Consulting fees	17,350	
Postage and fedex delivery costs	35,081	
Telephone, fax and other communication costs	11,716	
Agency and registration fees	36,594	
Rent expense	13,848	
Depreciation	1,263	
Other operating expenses	29,845	
Total expenses		385,981
NET LOSS		($1,254)

See accompnaying auditor's report and notes to financial statements.

GIT SECURITIES CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance January 1, 2001	$0	$0	$0	$0
Net loss for year ended December 31, 2001	--	--	(1,254)	(1,254)
Capital contributions	10	234,774	--	234,784
Balance-December 31, 2001	$10	$234,774	($1,254)	$233,530

See accompanying auditor's report and notes to financial statements.

GIT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss		($1,254)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	1,263	
Increase in receivable from broker dealers	(132,200)	
Increase in clearing deposits	(75,293)	
Increase in receivable from holding company	(80,000)	
Increase in commissions payable	65,299	
Increase in accrued expenses	7,000	
Total adjustments		(213,931)
Net cash used by operating activities		(215,185)
Cash flows from investing activities:		
Cash paid for purchase of fixed assets	(19,145)	
Net cash used by investing activities		(19,145)
Cash flows from financing activities:		
Proceeds from capital contributions	234,784	
Net cash provided by financing activities		234,784
NET INCREASE IN CASH		454
CASH-BEGINNING		0
CASH-END		$454

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$0
Income tax	$600

See accompanying auditor's report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GIT Securities Corporation(the "Company") is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker-dealer. The Company's headquarters are in New Rochelle, New York, with another office located in Plainview, New York. Its customers are located throughout the United States.

Reporting Period

The accompanying financial statements reflect, in addition to activity for the 12 months ending December 31, 2001, activity from August 1, 2000 through December 31, 2000. No income was derived during this period and therefore the Company obtained an expemption from filing for the first five months ending December 31, 2000, with the agreement to include the financial results during that five month period in the December 31, 2001 statements. There was minimal activity during that period.

Securities Transactions

Securities transactions are recorder on settlement date, generally the third business day following the trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis. The Company does not currently own any of its own securities and therefore does not trade its own account at this time.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided for by the straight line method over the estimated useful lives of the assets.

Clearing Arrangements

The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firms, First Southwest Company and AVTG. If a customer or counterparty fail to perform, the Company may sustain a profit or loss if the market value of the securities differs from the contract price. During the year ended December 31, 2001, no such material losses occurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space at its two offices in New Rochelle, New York and Plainview, New York. Future minimum lease commitments are as follows:

Years Ended December 31,

2002	$19,800
2003	19,800
	$39,600

Rent expense was approximately $13,800 for the year ended December 31, 2001.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $135,648, which was $130,648 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 53% as of December 31, 2001.

JB ACCOUNTING

JOEL BACHRACH, CPA
60 Chestnut Avenue
Park Ridge, New Jersey 07656

tel 201-307-1215
fax 201-307-1261
joelbach@aol.com

Independent Auditor's Report on Supplemental Information Required by SEC 17a-15 of the Securities and Exchange Commission

Board of Directors and Stockholders
GIT Securities Corporation
271 North Avenue, Suite 1103, New Rochelle, NY 10801

We have audited the accompanying financial statements of GIT Securities Corporation as of and for the year ended December 31, 2001 and have issued our report thereon dated February 11, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedule of Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joel Bachrach, CPA
February 11, 2002

GIT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL	
Stockholders' Equity	$233,530
Deductions:	
Non-allowable assets	97,882
Tentative net capital before haircuts	135,648
Haircuts and undue concentration	0
NET CAPITAL	$135,648
AGGREGATE INDEBTEDNESS	$72,299
MINIMUM NET CAPITAL REQUIREMENT	$5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$130,648
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	53%

See independent auditors report on supplementary information.